UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 9, 2020

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On September 9, 2020, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended June 30, 2020. A copy of the earnings release is attached hereto as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018, respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated September 9, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 9, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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